April 13, 2007
BY EDGAR AND FACSIMILE
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Barr Pharmaceuticals, Inc.
Form 10-K/T for the Transition Period from July 1, 2006 to December 31, 2006
File No. 001-09860
Dear Mr. Rosenberg:
     We are in receipt of your letter to Barr Pharmaceuticals, Inc. (the “Company”) of March 30, 2007 (the “Commission Letter”). The Company’s responses to the Commission Letter are set forth below. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Commission Letter.

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of the six months ended December 31, 2006 and December 31, 2005 — Product Sales, page 47
Comment 1. In your discussion of both “Generic Products” and “Proprietary Products” you reference several factors that contributed to an increase in sales. This discussion did not quantify the impact that each of these significant factors had individually. Please provide to us in disclosure type format a discussion that quantifies the changes that resulted from each of the significant factors referenced. This also applies to other disclosure where multiple factors are referenced, but not quantified.
Response:
*See Attached Exhibit “MD&A”

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparison of the fiscal years ended June 30, 2005 and June 30, 2004 — Research and Development, page 60
Comment 2. Please provide to us a description of the asset that resulted in the $22 million write-off related to the Schering agreement. Include specifically the nature of this asset that allowed it to be capitalized at the time of the merger.
Response:
On June 2, 2002 the Company acquired Enhance Pharmaceuticals Inc. (“Enhance”) for $44 million. We included as part of our purchase price allocation for Enhance an intangible asset of $26 million related to a pre-existing Development and License Agreement (the “Agreement”) between Enhance and Schering AG (“Schering”) that we assumed in the acquisition.
Pursuant to the Agreement, Enhance was developing a vaginal ring urinary incontinence product (“UI Product”) that Schering intended to market and distribute worldwide. Under the terms of this Agreement, Schering was to (a) reimburse Enhance for its development costs (b) conduct Phase III clinical trials and (c) file the appropriate New Drug Approval application (“NDA”), in exchange for an exclusive worldwide commercial product license for the UI Product. In addition to reimbursing Enhance for its development costs, Schering was to pay Enhance certain defined milestone payments (e.g., filing of the NDA, first commercial sales milestones in selected markets, etc.) and enter into a supply agreement whereby Enhance would supply product to Schering, and Schering in return would pay Enhance 20% of the UI Product sales it generated.
Upon acquisition of Enhance in June 2002, the Company obtained three sources of cash flow from the Agreement which were: immediate research reimbursement revenue; potential milestones; and product supply revenues.
Paragraph 39 of SFAS 141 states that “An intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other rights and obligations).” Paragraph A-14 d(1) of SFAS 141 further clarifies that licensing agreements are examples of contract-based intangible assets. The Agreement meets the definition of a contractual arrangement as defined in paragraph 39 and as illustrated by the example of licensing agreements in paragraph A-14 d(1).
Paragraph 23 further states “Contract-based intangible assets represent the value of rights that arise from contractual arrangements. Customer contracts are one particular type of contract-based intangible asset.” While the Agreement is a licensing agreement, as described above, it is also a contract whereby the Company would provide services to Schering in return for reimbursements, milestones and supply revenues.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

For the year ended June 30, 2003 and for the period from July 1, 2003 to March 31, 2004, the Company earned $3.5 million and $2.1 million, respectively, from research reimbursements from Schering, which was included in our statements of operations along with amortization of the intangible asset under the Agreement.
As disclosed, in the footnotes to the Company’s financial statements on page F-19, the Agreement was terminated on March 31, 2004 and the remaining intangible asset balance of $22 million was written-off. Accordingly, since March 31, 2004, there have been no remaining balances from the Agreement on the Company’s balance sheet.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Contractual Obligations, page 64
Comment 3. Please provide to us in disclosure type format the aggregate amount of potential milestone payments along with a description of the events that would trigger these payments. Also explain to us why you do not include a discussion of these potential obligations in your financial statements.
Response:
In the normal course of business, we enter into licensing, development and settlement relationships with third parties that may contain contingent payments to be paid by the Company following the achievement of defined “milestones”. The aggregate amount of these potential milestone payments as of December 31, 2006 is approximately $27.5 million.
Of this potential $27.5 million amount, a $15 million potential milestone resulting from a litigation settlement with Schein Pharmaceuticals, Inc. can be triggered based on the profitability of our Cenestin product over any rolling, five-year period ending prior to October 22, 2014. This milestone is not considered probable of ever being met. However, because a $15 million payment could be deemed to be material to our results of operations, we have disclosed it both in Item 3-Legal Proceedings – Litigation Settlement and in the contingencies footnote (19) to our financial statements on page F-43.
The remaining potential milestones of $12.5 million relate to various agreements with third parties, primarily product development agreements which include development milestones triggered by achieving regulatory approval of a product. We do not believe any of these milestones comprising the $12.5 million are material nor are they currently probable of being met. As noted in SFAS 5, its provisions (which include contingency disclosure requirements) do not need to be applied to immaterial items.
Additionally, under S-K Item 303 paragraph (a) (5) known contractual obligations are to be included in the tabular presentation within MD&A. The Company is only obligated to pay the above

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

milestones if certain contingencies are met. For the items above, the Company does not currently forecast for the contingencies to be met in any of the periods included in the table on page 64. The Company therefore does not deem these milestones as meeting the requirements necessary under Item 303 for inclusion in the table.
Based on the above, the Company believes that its disclosures related to these matters in the contingency footnote to its financial statements and the contractual obligations section of its MD&A are appropriate in the circumstances.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Inventories, page 68
Comment 4. Please provide to us in disclosure type format a discussion of the impact that this policy had on your financial statements for the most recent periods. Include whether material adjustments were made to the balances in any of those reporting periods. Also explain to us why you no longer include a rollforward of this balance in your Schedule II information or disclose the amount in your financial statements, and please provide this information to us.
Response:
Pre-Launch Inventory
As noted on page 68, at December 31, 2006 and June 30, 2006 and 2005, the amount of pre-launch inventory was not material. Additionally, we have not had any pre-launch inventory write-offs during the six months ended December 31, 2006 or during our fiscal years ended June 30, 2006, 2005 and 2004.
Lower of Cost or Market Valuation of Inventory
With respect to the Company’s lower of cost or market (“LCM”) valuation of inventory, LCM provisions recorded by the Company to write-down inventory balances to market create a new cost basis of these inventory items. This is in line with Accounting Research Bulletin (“ARB”) 43, chapter 4, footnote 2, which states “such reduced amount is considered cost in subsequent accounting purposes”. In all periods presented, LCM provisions recorded by the Company have all been made in the ordinary course of accounting for these items and there have been no material changes in estimates and no write-ups of inventory previously written-down. There are no disclosure requirements for this situation as emphasized in SFAS 154, paragraph 22, which states that disclosure of the effects of changes in estimates “is not necessary for estimates made each period in the ordinary course of accounting for items such as uncollectible accounts or inventory obsolescence; however, disclosure is required if the effect of a change in estimate is material”.

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

For internal tracking purposes, the Company maintains an inventory compilation with standard costs and the write-downs for particular products are included in a separate contra asset general ledger account with detailed tracking of which inventory items have been written down. From an external financial reporting perspective, however, as noted above, the basis of each inventory item has been adjusted for provisions and has been written down, therefore, there are effectively no inventory reserves from a financial reporting perspective. Although it does not believe it was required to do so, the Company had provided its internal contra asset account balances in its discussion of critical accounting policies and the activity of the account in schedule II in prior periods as supplemental disclosure. The Company discontinued this practice beginning with its most recent report (Form 10-K/T for the six months ended December 31, 2006) because it believed the information was not required and could be confusing to investors.
Based on the above facts, the Company respectfully submits that no additional disclosure is required on page 68 for the effect of its inventory valuation policy.
Summary of Significant Accounting Policies — Revenue Recognition, page F-9
Comment 5. Refer to the third sentence of the third paragraph. Please provide to us in disclosure type format a revised discussion explaining what “..., as adjusted for our estimates of reserves needed to state the Company’s revenues on a basis consistent with its other revenue recognition policies” means.
Response:
Our revenue recognition policy related to alliance and development revenue is similar to our policy for product sales with the exception that the sale of the product is not made by the Company, but rather by one of our alliance partners – primarily Teva Pharmaceuticals (“Teva”) and Kos Pharmaceuticals (“Kos’). Our share of revenue from alliances with Teva and Kos is primarily based on our percentage of relevant product net sales as determined by our alliance partners in accordance with the alliance agreements. Such net sales amounts reported by our alliance partners include all gross-to-net sales adjustments typically incurred for these types of products (e.g. returns, rebates, chargebacks) with one exception under our alliance with Teva. As part of our Teva alliance agreement, credits issued to customers for shelf-stock adjustments (our policy for which is described on P. 67) are settled separately on a cash basis between us and Teva after the credit has been issued. On a quarterly basis, we record provisions for shelf-stock credits expected to be issued based on information provided by Teva, including monthly schedules detailing the above net sales calculation, which includes gross revenues along with provisions for product returns, rebates, chargebacks, etc., and notification by Teva of any price decreases issued by them that will result in a shelf-stock adjustment credit. We record this provision on an accrual basis to state the Company’s revenues

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

consistent with its other revenue recognition policies. No such adjustment is required under our alliance agreement with Kos.
In future filings we will clarify our disclosure by replacing the following text:
“Alliance revenue is earned from these agreements at the time our third party partners record sales and is based on pre-defined formulas contained in the agreements, as adjusted for our estimates of reserves needed to state the Company’s revenues on a basis consistent with its other revenue recognition policies”
With the proposed text below:
“Alliance revenue is earned from these agreements at the time our third party partners record sales and is based on pre-defined formulas contained in the agreements, and under our arrangement with Teva, adjusted for shelf-stock provisions needed to state the Company’s revenues on a basis consistent with our normal revenue recognition policies.”
Acquisitions and Business Combinations — Six Months Ended December 31, 2006 Acquisitions, page F-15
Comment 6. Please explain to us what is meant by the “value-in-use” described in footnote 2 to the table at the top of page F-16 and how the value determined complies with the “current replacement cost” requirement of paragraph 37(d)(1) of SFAS 141.
Response:
The term “value-in-use” refers to the value of an asset that will continue to be utilized as part of an ongoing operation, in contrast to the value-in-exchange (assets sold piecemeal) or liquidation. The premise of “value-in-use” is consistent with paragraph 37(d)(1) of SFAS 141 in that it assumes a typical buyer would value the asset based on being part of a continuing operation, with the value equal to the replacement cost. In future filings, we will replace the term value-in-use with replacement cost.
Comment 7. In the last paragraph on page F-16 you indicate that you generated an intangible asset related to “contractual milestone payments.” Please explain to us what this asset represents and how it meets the criteria to be capitalized under the applicable literature.
Response:

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

In November 2005, PLIVA sold the rights to its Vospire product to a third party. The terms of that sale included a provision for PLIVA to receive future cash payments based on achieving certain future sales levels of this approved product and on completing the transfer of the product manufacturing facility. The asset we established in the opening balance sheet for the PLIVA acquisition on October  24, 2006 represents the estimated fair value of contractual milestone payments due from the third party to PLIVA pursuant to this product sale agreement. The fair value of this asset is $7 million and meets the criteria for recognition in accordance with paragraph 39 of SFAS 141 since the payments due the Company arise from contractual and legal rights under the Vospire sale agreement.
Acquisitions and Business Combinations — Fiscal 2006 Acquisitions — FEI Women’s Health, LLC, page F-18
Comment 8. You indicate that you engaged a valuation firm to assist management in its determination of the fair value of certain assets and liabilities of FEI. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the firm to be named in a ‘34 Act filing. Please advise.
Response:
Barr management engaged a valuation firm to assist it in its determination of the fair value of certain assets and liabilities of FEI. We included the reference of the valuations firm’s assistance as supplemental disclosure intended to describe the process management used to form its determination and did not intend to suggest that the investors should place any reliance on the valuation firm’s work. In future filings, we will omit the following sentence:
“In connection with the acquisition the Company engaged a valuation firm to assist management in its determination of the fair value of certain assets and liabilities of FEI.”
Goodwill and Other Intangible Assets, page F-24
Comment 9. As product rights are material, please provide us, in disclosure type format, the following information about your intangible assets by product: their cost, accumulated amortization, weighted average amortization period, and aggregate estimated amortization expense.
Response:

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

Over the past several years, the Company has acquired and capitalized over 200 intangible assets that it classifies as “product rights”. The Company considers product rights to be a major intangible asset class and has provided the disclosure on this major intangible asset class in footnote 8, page F-25 on Form 10-K/T in accordance with SFAS 141, paragraph 52a, which states:
“For intangible assets subject to amortization:
(1)	The total amount assigned and the amount assigned to any major intangible asset class

(2)	The amount of any significant residual value, in total and by major intangible asset class

(3)	The weighted-average amortization period, in total and by major intangible asset class”
In addition to the above disclosures made by major asset class under SFAS 141 paragraph 52a, the Company has also disclosed its most significant product rights acquired in our footnotes as follows:
▪	F-16 — Products rights to over 200 products acquired from PLIVA of $786.9 million

▪	F-18 & F-25 — ParaGard T 380A IUD acquired from FEI Women’s Health, LLC of $256 million

▪	F-19 & F-25 — Mircette product acquired from Organon for $88.7 million

▪	F-25 — Adderall IR product acquired from Shire for $63 million
This additional disclosure of product rights total approximately $1.2 billion of the $1.3 billion in the product rights major asset class.
Based on the above noted disclosures, the Company respectfully submits that the disclosure provided for its “product rights” intangible assets meets the criteria under SFAS 141.
Segment Reporting, page F-48
Comment 10. Please provide to us in disclosure type format a break out of your revenues for each product or group of products in accordance with paragraph 37 of SFAS 131.
Response:
The Company will make disclosures in a manner consistent with the illustrative table outlined below in future filings. While we have not completed the compilation of the net product sales amounts by

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

therapeutic category for prior periods, the disclosure text below provides the structure of our future disclosure.
The Company’s generic and proprietary pharmaceutical segment net product sales are represented in the following therapeutic categories for the following periods:

Six Months Ended
	December 31,		Fiscal Year Ended June 30,
	2006	2005	2006	2005	2004

Contraception	$—	$—	$—	$—	$—
Psychotherapeutics
Cardiovascular
Diabetes
Antibiotics, antiviral & anti-infectives
Other (1)

Total	$—	$—	$—	$—	$—

(1)	Other includes of numerous therapeutic categories, none of which individually exceeds 10% of consolidated product sales.
Supplemental Disclosure
     In addition, the Company hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*      *      *      *

Mr. Jim B. Rosenberg
U.S. Securities and Exchange Commission
April 13, 2007

     Please direct any further comments or questions you may have to the undersigned at (201) 930-3730 (phone), (201) 930-3330 (fax) or bmckee@barrlabs.com.
     Thank you.

Very truly yours,

William T. McKee

cc:	Bruce L. Downey (Chief Executive Officer, Barr Pharmaceuticals, Inc.)
Frederick J. Killion (General Counsel, Barr Pharmaceuticals, Inc.)
Sigurd C. Kirk (SVP and Corporate Controller, Barr Laboratories, Inc.)
George Stephan (Chairman of the Audit Committee, Barr Pharmaceuticals, Inc.)
Paul Krieger (Deloitte & Touche LLP)
William M. Rustum (Gibson, Dunn & Crutcher LLP)

Exhibit “MD&A”
The Company has provided below a revised draft of its Management’s Discussion and Analysis (“MD&A”) of Financial Condition and Results of Operations — Comparison of the six months ended December 31, 2006 and December 31, 2005 below. This revision quantifies the changes that resulted from significant factors referenced and in certain instances modifies some of the wording in the MD&A text to better focus on the items of significance. In future filings, beginning with our March 31, 2007 Form 10-Q, we will quantify significant factors noted in our MD&A in a manner generally consistent with that below.
Comparison of the six months ended December 31, 2006 and December 31, 2005
     The following table sets forth revenue data for the Transition Period and the comparable 2005 six months (dollars in millions):

		Six Months
		Ended
	Transition	December 31,	Change
	Period	2005	$	%
Generic products:
Oral contraceptives	$235.8	$191.2	$44.6	23%
Other generic	400.8	225.1	175.7	78%

Total generic products	636.6	416.3	220.3	53%
Proprietary products	200.9	140.4	60.5	43%

Total product sales	837.5	556.7	280.8	50%
Alliance and development revenue	65.9	79.3	(13.4)	-17%
Other revenue	13.0	0.0	13.0	0%

Total revenues	$916.4	$636.0	$280.4	44%

Product Sales
Generic Products
     Sales of our generic products were $636.6 million during the Transition Period, up from $416.3 million during the comparable 2005 six months. Of this $220.3 million increase, the most significant increase was attributable to sales of approximately $183.9 million by our newly acquired subsidiary, PLIVA, as well as increases attributable to internal growth, largely due to new product launches. During the Transition Period, we had four significant product launches that contributed approximately $100 million of the total increase including Fentanyl Citrate (generic ACTIQ, for cancer pain management), Jolessa (generic SEASONALE, an extended-cycle oral contraceptive that we launched after a competitor launched its generic version of our proprietary SEASONALE product), Balziva (generic Ovcon 35, an oral contraceptive) and Ondansatron ODT (generic Zofran ODT, to prevent nausea and vomiting), a product acquired from PLIVA. The increase from new product launches and from PLIVA product sales were partially offset by declines in our other generic products (“Other Generics”) discussed below.

Ex-1

Exhibit “MD&A”
     During the Transition Period, sales of our generic oral contraceptives (“Generic OCs”) were $235.8 million, an increase of $44.6 million over the comparable 2005 six months. This 23% increase was positively impacted by strong sales primarily from the launches of Balziva and Jolessa, which totaled $29.5 million, and a 22% increase in sales, or $7.3 million, of our Kariva product due to an increase in both volume and price.
     During the Transition Period, sales of our Other Generics products were $400.8 million, up from $225.1 million during the comparable 2005 six months, an increase of $175.7 million. This 78% increase was mainly due to the incremental sales attributable to products acquired through the PLIVA acquisition, as discussed above, along with our launch in September 2006 of Fentanyl Citrate, our generic version of Cephalon’s ACTIQ, and the launch of Ondansatron ODT in December 2006. These two product launches accounted for approximately $70 million of the total increase. Partially offsetting these increases were lower sales of our inline other generic products, principally a $44.7 decline in sales of Desmopressin. We launched Desmopressin in July 2005 with 180 days of exclusivity as a result of a successful paragraph IV patent challenge. In March 2006, following the expiration of the exclusivity period, sales of Desmopressin declined significantly due to the introduction of competing generic products.
Proprietary Products
     During the Transition Period, sales of our proprietary products increased 43% to $200.9 million, up from $140.4 million during the comparable 2005 six months. This total increase of $60.5 million over the comparable 2005 six months included: (1) the launch of our dual-label Plan B® emergency contraceptive OTC/Rx (over the counter “OTC”) in November 2006, which added approximately $11 million of incremental product sales during the quarter; (2) $14.6 million of sales recorded from the launch of SEASONIQUE, our second generation extended cycle oral contraceptive, during the quarter ended September 30, 2006; (3) a total of $34.1 million of incremental product sales from full period contributions from ParaGard and Mircette, which we acquired in November 2005 and December 2005, respectively; and (4) $12.2 million of sales of Adderall IR, which we acquired from Shire and launched in October 2006. Partially offsetting these increases were lower sales of SEASONALE, which were down 48% from the comparable 2005 six months due to Watson’s launch of a generic version during the quarter ended September 30, 2006, and our subsequent launch of Jolessa, our own generic version, resulting in lower SEASONALE unit sales. We expect that SEASONALE sales will decline further in 2007 as a result of this competition.
Alliance and Development Revenue
     During the Transition Period, we recorded $65.9 million of alliance and development revenue, down from $79.3 million during the comparable 2005 six months. The decrease was caused by a $31.2 million decline in revenues from our profit-sharing arrangement with Teva on generic Allegra, which began in September 2005, partially offset by an increase of $9.9 million in royalties and other

Ex-2

Exhibit “MD&A”
fees received under our agreements with Kos Pharmaceuticals relating to Niaspan and Advicor and an increase of $5.5 million in fees we receive for the development of the Adenovirus vaccine.
Teva
     Teva’s 180-day exclusivity period on generic Allegra ended on February 28, 2006. By the end of December 2006, there were two additional competing generic Allegra products on the market. We are aware of other companies that have filed ANDAs with Paragraph IV certifications for generic Allegra. Competition for generic Allegra has and may continue to cause Teva’s Allegra product sales to decrease. Accordingly, our royalties may decline further in future periods.
Kos
     Royalties we earn under our co-promotion agreement with Kos are based on the aggregate sales of Niaspan and Advicor in a given quarter and calendar year, up to quarterly and annual maximum amounts. While the annual cap increases each year during the term of our arrangement, which ends in July 2012 unless extended by either party for an additional year, the royalty rate and our promotion-related requirements decline in 2007 compared to 2006, after which the rate remains fixed throughout the remaining term of the agreement. Due to sales realized by Kos during 2006, we achieved our maximum annual royalty of $45 million for calendar 2006 in November 2006 and, therefore, our royalties earned during the quarter ended December 31, 2006 were significantly lower than those earned in prior quarters during calendar 2006. We believe that sales of Niaspan and Advicor will remain strong in 2007 and that our royalties in 2007 will be substantially similar to those we earned in 2006.
Shire
     As described above, in August 2006 we entered into a series of agreements with Shire plc. Under one of those agreements, we granted Shire a license to obtain regulatory approval and market in certain specified territories SEASONIQUE and five other products in various stages of development, in exchange for (1) an initial $25 million payment for previously incurred product development expenses and (2) reimbursement of future development expenses up to a maximum of $140 million over an eight-year period, not to exceed $30 million per year. During the Transition Period, we recorded $2.9 million of revenues from this arrangement, which include research and development reimbursements and the recognition of a portion of the deferred revenue related to the $25 million upfront payment. We expect these revenues will increase significantly in 2007 as we increase spending on the related development projects.
Adenovirus Vaccine
     Also included in this category are reimbursements and fees we receive from the U.S. Department of Defense for the development of the Adenovirus vaccine. We expect that the reimbursements and

Ex-3

Exhibit “MD&A”
fees we earn from development of the Adenovirus vaccine will increase in 2007 as this project moves into Phase III of testing.
Other Revenue
     We recorded $13.0 million of other revenue during the Transition Period. This revenue is primarily attributable to non-core operations including our animal health and agrochemicals business, which predominantly consists of generics, feed additives, agro products and vaccines, as well as our DDD&I business. These are businesses acquired through the PLIVA acquisition, and as such, there are no comparable operations for the Comparable 2005 six months.
Cost of Sales
     The following table sets forth cost of sales data, in dollars, as well as the resulting gross margins expressed as a percentage of product sales (except ‘‘other’’, which is expressed as a percentage of our other revenue line item), for the Transition Period and the comparable 2005 six months (dollars in millions):

		Six Months
		Ended
	Transition	December 31,	Change
	Period	2005	$	%
Generic products	$307.1	$138.3	$168.8	122%

Gross margin	52%	67%

Proprietary products	$56.2	$33.8	$22.4	66%

Gross margin	72%	76%

Other	$12.0	$—	$12.0	100%

Gross margin	8%	0%

Total cost of sales	$375.3	$172.1	$203.2	118%

Gross margin	56%	69%
Amounts that comprise cost of sales include the following:
•	our manufacturing and packaging costs for products we manufacture;

•	amortization expense (as discussed further below);

•	the write-off of the step-up in inventory arising from acquisitions, including PLIVA;

•	profit-sharing or royalty payments we make to third parties, including raw material suppliers;

Ex-4

Exhibit “MD&A”
•	the cost of products we purchase from third parties;

•	lower of cost or market adjustments to our inventories; and

•	stock-based compensation expense relating to employees within certain departments that we allocate to cost of sales.
     In prior periods, we included amortization expense in selling, general and administrative expenses rather than cost of sales. During the Transition Period, we revised our presentation of amortization expense to include it within cost of sales rather than SG&A. We have adjusted all historical periods presented in this discussion to reflect this change.
     Cost of sales on an overall basis, increased 118% over the comparable 2005 six months primarily related to the $280.8 million of higher product sales, plus certain items arising from the acquisition of PLIVA. These items from the PLIVA acquisition included amortization expense of $17.9 million related to intangible assets and $56.8 million in cost of sales of the stepped-up value of inventory acquired from PLIVA and sold during the period. As part of purchase price allocation for the PLIVA acquisition, we stepped-up the book value of inventory acquired to fair value by $89.6 million as of October 24, 2006. The stepped-up value is recorded as a charge to cost of sales as acquired inventory is sold. We expect most of the remaining $32.8 million of stepped-up inventory to be sold by June 30, 2007. As a result of these expenses and amortization charges, overall gross margins decreased from 69% for the comparable 2005 period to 56% in the Transition Period.
     In our generics segment, cost of sales increased in large part due to a 78% increase in total Other Generics sales, as described above, and $17.9 million of higher amortization expense arising primarily from product intangibles created as a result of the PLIVA acquisition. When combined with the charge related to the step-up in inventory described above, these increases in cost of sales resulted in a decrease in our generics margins from 67% to 52%. Partially offsetting this decrease in gross margins were the impact from higher sales of our Generic OCs and the launch of Fentanyl Citrate, as discussed above, during the Transition Period, which have above-average margins when compared to many of our other generic products.
     In our proprietary segment, cost of sales increased both due to a 43% increase in proprietary sales and an $11 million increase in product amortization expense, thereby reducing margins for our proprietary products from 76% to 72%. The increase in product amortization expense relates to a full six-month period of expense relating to our November 2005 acquisition of ParaGard. Product amortization expense and the inventory step-up charge related to the five proprietary products we acquired from PLIVA were not material.

Ex-5

Exhibit “MD&A”
Selling, General and Administrative Expense
     The following table sets forth selling, general and administrative expense data for the Transition Period and the comparable 2005 six months (dollars in millions):

		Six Months
		Ended
	Transition	December 31,	Change
	Period	2005	$	%
Selling, general and administrative	$267.7	$126.4	$141.3	112%

     Selling, general and administrative expenses more than doubled in the Transition Period from the comparable 2005 six months. Of this $141.3 million increase, approximately $95.0 million is directly attributable to the PLIVA acquisition, including both operating and integration expenses. These expenses include, but are not limited to:
•	PLIVA’s selling, general and administrative expenses for the PLIVA Stub Period of approximately $85.1 million, including the sales force costs associated with approximately 1,400 incremental global sales representatives and other general and administrative expenses associated our worldwide operations;

•	professional fees of $6.8 million associated with the integration activities; and

•	incremental legal and audit fees of $3.1 million relating to the acquisition.
     While certain costs described above are not expected to be repeated in 2007, we expect a significant amount of ongoing consulting costs and other professional fees will be incurred during 2007 as part of the integration process.
     Other increases in general and administrative expenses during the Transition Period include an increase in information technology costs of $9.3 million, reflecting higher depreciation costs and $2.4 million related to the integration of our SAP enterprise resource planning system, a $6.0 million payment to a raw material supplier during the Transition Period and an $8.4 million net benefit related to the Mircette transaction that reduced general and administrative expenses in the comparable 2005 six months. These net increases were partially offset by proceeds of $5.2 million received in connection with the FTC-ordered sale of two products in connection with the PLIVA acquisition.
     Other increases in selling and marketing expenses include incremental marketing activity totaling $28.4 million principally to support the launch of SEASONIQUE, the continued marketing of our ENJUVIA product and a full period of marketing and sales force costs related to our ParaGard product, which we acquired in November 2005.

Ex-6

Exhibit “MD&A”
Research and Development
     The following table sets forth research and development expenses for the Transition Period and the comparable 2005 six months (dollars in millions):

		Six Months
		Ended
	Transition	December 31,	Change
	Period	2005	$	%
Research and development	$107.5	$66.0	$41.5	63%

Write-off of acquired IPR&D	$380.7	$—	$380.7	n/a

     Research and development increased by $41.5 million in the Transition Period over the comparable 2005 six months primarily due to an increase of $16 million in costs associated with clinical trials and bio-studies and the inclusion in the comparable 2005 six months of a $5 million reimbursement of previously incurred costs under a third party development agreement which reduced expenses in that period.
     Write-off of acquired in-process research and development (“IPR&D”), which resulted from the PLIVA acquisition, was $380.7 million in the Transition Period.
Interest Income
     The following table sets forth interest income for the Transition Period and the comparable 2005 six months (dollars in millions):

		Six Months
		Ended
	Transition	December 31,	Change
	Period	2005	$	%
Interest income	$15.7	$8.9	$6.8	76%

Ex-7

Exhibit “MD&A”
     The increase in interest income for the Transition Period is due to higher interest rates and cash and marketable securities balances during this period as compared to the comparable 2005 six months.
Interest Expense
     The following table sets forth interest expense for the Transition Period and the comparable 2005 six months (dollars in millions):

		Six Months
		Ended
	Transition	December 31,	Change
	Period	2005	$	%
Interest expense	$32.4	$0.1	$32.3	32300%

     The increase in interest expense for the Transition Period is primarily due to interest on borrowings outstanding under our new credit facilities that were drawn in connection with the acquisition of PLIVA. As a result of the debt incurred to finance the acquisition and debt assumed from PLIVA, interest expense will be approximately $170 million in 2007.
Other (Expense) Income
     The following table sets forth other expense for the Transition Period and the comparable 2005 six months (dollars in millions):

		Six Months
		Ended
	Transition	December 31,	Change
	Period	2005	$	%
Other (expense) income	($72.9)	($0.6)	($72.3)	12050%

     Other expense increased to $72.9 million in the Transition Period primarily as a result of $69.3 million of losses we recorded upon the sale or settlement of foreign currency option and forward contracts entered into in connection with the acquisition of PLIVA. Since our offer was denominated

Ex-8

Exhibit “MD&A”
in Kuna, the Croatian currency, these contracts were purchased in order to protect against fluctuations in the USD/Kuna exchange rate, effectively locking in the U.S. dollar value of our offer. Furthermore, these contracts helped guarantee our ability to deliver the required Kuna to tendering shareholders. Because these contracts were put in place to hedge a business combination, they did not qualify for hedge accounting and all associated gains or losses were required to be recognized in our statement of operations during the Transition Period.
Income Taxes
     The following table sets forth income tax expense and the resulting effective tax rate stated as a percentage of pre-tax income for the Transition Period and the comparable 2005 six months (dollars in millions):

		Six Months
		Ended
	Transition	December 31,	Change
	Period	2005	$	%
Income tax expense	$34.5	$101.5	$(67.0)	-66%

Effective tax rate	-11.3%	36.3%
     The effective tax rate for the Transition Period was -11.3%, as compared to 36.3% for the comparable 2005 six months, primarily due to the write-off of $380.7 million of acquired IPR&D arising from the PLIVA acquisition, which lowered reported earnings, and was non-deductible for tax purposes. This resulted in the Company having tax expense for the Transition Period despite a pre-tax loss.
     The federal research and development credit was suspended as of December 31, 2005. In December 2006 it was reinstated retroactively beginning after January 1, 2006. The effective rate for the Transition Period includes a favorable effect of the reinstatement from the time the credit was suspended at December 31, 2005 through the end of the Transition Period.
     The Company also recorded a favorable release of the tax reserve related to the expiration of the statute of limitations associated with certain acquisition costs for a prior domestic acquisition.

Ex-9